Exhibit 77C

Morgan Stanley Global Infrastructure Fund
Special Shareholder Meeting
May 31, 2013, as adjourned to June 7, 2013

To approve changing Morgan Stanley Global Infrastructure
Fund's fundamental investment restriction regarding industry concentration.

For: 19,458,224.842
Against: 1,108,981.091
Abstain: 2,238,580.257